Financial Highlights

UDR, Inc.
As of End of Third Quarter 2017
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2017	Actual Results YTD 2017	Guidance as of September 30, 2017	
			4Q 2017	Full-Year 2017
GAAP Metrics				
Net income/(loss) attributable to common stockholders	$15,264	$49,530	--	--
Net income/(loss) attributable to UDR, Inc.	$16,190	$52,314	--	--
Income/(loss) per weighted average common share, diluted	$0.06	$0.18	$0.11 to $0.13	$0.29 to $0.31
Per Share Metrics				
FFO per common share and unit, diluted	$0.46	$1.37	$0.46 to $0.48	$1.83 to $1.85
FFO as Adjusted per common share and unit, diluted	$0.47	$1.39	$0.47 to $0.49	$1.86 to $1.88
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.43	$1.29	$0.42 to $0.44	$1.71 to $1.73
Dividend declared per share and unit	$0.31	$0.93	$0.31	$1.24 [2]
Same-Store Operating Metrics				
Revenue growth	3.3%	3.9%	--	3.50% - 3.90%
Expense growth	3.9%	3.6%	--	3.10% - 3.60%
NOI growth	3.0%	4.0%	--	3.60% - 4.20%
Physical Occupancy	96.7%	96.8%	--	96.7%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	36,540	119	79.8%
Stabilized, Non-Mature	2,853	8	6.7%
Acquired Communities	-	-	-
Redevelopment	305	1	0.5%
Development, completed	208	-	-
Non-Residential / Other	N/A	N/A	2.5%
Joint Venture (includes completed JV developments) [3]	7,286	29	10.5%
Sub-total, completed homes	47,192	157	100%
Under Development	893	2	-
Joint Venture Development	533	2	-
Developer Capital Program - West Coast Development JV	1,509	6	-
Total expected homes [3][4]	50,127	167	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	3Q 2017	3Q 2016
Interest Coverage Ratio	4.9x	4.8x
Fixed Charge Coverage Ratio	4.8x	4.7x
Debt as a percentage of Total Assets	33.5%	33.5%
Net Debt-to-EBITDA	5.4x	5.3x



345 Harrison Street - Boston, MA



Completion Date: 1Q19

(1) See Attachment 16 for definitions and other terms.

(2) Third quarter 2017 annualized.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 1,040 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
REVENUES:				
Rental income	$ 248,264	$ 240,255	$ 734,193	$ 708,380
Joint venture management and other fees	2,827	2,997	8,718	8,473
Total revenues	251,091	243,252	742,911	716,853
OPERATING EXPENSES:				
Property operating and maintenance	42,362	41,852	122,574	119,872
Real estate taxes and insurance	31,181	28,047	90,792	86,703
Property management	6,827	6,607	20,190	19,480
Other operating expenses	1,950	1,636	6,010	5,280
Real estate depreciation and amortization	107,171	105,802	320,653	317,078
Acquisition costs	344	61	344	61
General and administrative	12,123	11,765	36,632	36,444
Casualty-related (recoveries)/charges, net	2,056	205	3,749	1,834
Other depreciation and amortization	1,585	1,526	4,760	4,565
Total operating expenses	205,599	197,501	605,704	591,317
Operating income	45,492	45,751	137,207	125,536
Income/(loss) from unconsolidated entities [2]	1,819	15,285	11,591	16,289
Interest expense	(30,095)	(30,225)	(88,666)	(92,007)
(Cost)/benefit associated with debt extinguishment and other	-	(1,729)	(5,834)	(1,729)
Total interest expense	(30,095)	(31,954)	(94,500)	(93,736)
Interest income and other income/(expense), net	481	478	1,423	1,449
Income/(loss) before income taxes and gain/(loss) on sale of real estate owned	17,697	29,560	55,721	49,538
Tax (provision)/benefit, net	(127)	(94)	(825)	711
Income/(loss) from continuing operations	17,570	29,466	54,896	50,249
Gain/(loss) on sale of real estate owned, net of tax	-	-	2,132	10,385
Net income/(loss)	17,570	29,466	57,028	60,634
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	(1,415)	(2,459)	(4,607)	(4,974)
Net (income)/loss attributable to noncontrolling interests	35	(51)	(107)	(365)
Net income/(loss) attributable to UDR, Inc.	16,190	26,956	52,314	55,295
Distributions to preferred stockholders - Series E (Convertible)	(926)	(929)	(2,784)	(2,787)
Net income/(loss) attributable to common stockholders	$ 15,264	$ 26,027	$ 49,530	$ 52,508
Income/(loss) per weighted average common share - basic:	$0.06	$0.10	$0.19	$0.20
Income/(loss) per weighted average common share - diluted:	$0.06	$0.10	$0.18	$0.20
Common distributions declared per share	$0.310	$0.295	$0.930	$0.885
Weighted average number of common shares outstanding - basic	267,056	266,301	266,940	265,013
Weighted average number of common shares outstanding - diluted	269,062	268,305	268,851	266,925

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended September 30, 2017, UDR recorded a gain on sale of approximately $2.4 million in connection with the sale of 8th & Republican, a West Coast Development JV community in Seattle, WA. For the nine months ended September 30, 2017, UDR has recorded gains on sale of approximately $14.5 million.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2017	2016	2017	2016
Net income/(loss) attributable to common stockholders	$ **15,264**	$ 26,027	$ **49,530**	$ 52,508
Real estate depreciation and amortization	**107,171**	105,802	**320,653**	317,078
Noncontrolling interests	**1,380**	2,510	**4,714**	5,339
Real estate depreciation and amortization on unconsolidated joint ventures	**14,710**	12,128	**42,974**	34,777
Net gain on the sale of unconsolidated depreciable property	**(2,355)**	(11,463)	**(14,513)**	(11,463)
Net gain on the sale of depreciable real estate owned	**-**	-	**(552)**	(8,700)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ **136,170**	$ 135,004	$ **402,806**	$ 389,539
Distributions to preferred stockholders - Series E (Convertible) [2]	**926**	929	**2,784**	2,787
FFO attributable to common stockholders and unitholders, diluted	$ **137,096**	$ 135,933	$ **405,590**	$ 392,326
FFO per common share and unit, basic	$ **0.47**	$ 0.46	$ **1.38**	$ 1.34
FFO per common share and unit, diluted	$ **0.46**	$ 0.46	$ **1.37**	$ 1.33
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	**291,878**	291,469	**291,822**	290,196
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	**296,900**	296,501	**296,757**	295,136
Impact of adjustments to FFO:				
Acquisition-related costs/(fees)	$ **344**	61	$ **344**	$ 61
Cost/(benefit) associated with debt extinguishment and other	**-**	1,729	**5,834**	1,729
Long-term incentive plan transition costs	**-**	274	**-**	625
Net gain on the sale of non-depreciable real estate owned [3]	**-**	-	**(1,580)**	(1,685)
Legal claims, net of tax	**-**	(480)	**-**	(480)
Net loss on sale of unconsolidated land	**-**	1,016	**-**	1,016
Casualty-related (recoveries)/charges, net	**2,164**	205	**3,857**	1,834
Casualty-related (recoveries)/charges on unconsolidated joint ventures, net	**-**	(4,627)	**(881)**	(3,501)
	$ **2,508**	$ (1,822)	$ **7,574**	$ (401)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ **139,604**	$ 134,111	$ **413,164**	$ 391,925
FFO as Adjusted per common share and unit, diluted	$ **0.47**	$ 0.45	$ **1.39**	$ 1.33
Recurring capital expenditures	**(12,649)**	(13,270)	**(30,122)**	(31,283)
AFFO attributable to common stockholders and unitholders, diluted	$ **126,955**	$ 120,841	$ **383,042**	$ 360,642
AFFO per common share and unit, diluted	$ **0.43**	$ 0.41	$ **1.29**	$ 1.22

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.

(3) The GAAP gain for the nine months ended September 30, 2017 and 2016 is $2.1 million and $10.4 million, respectively, of which $1.6 million and $1.7 million is FFO gain related to the sale of land parcels. The FFO gain is backed out for FFO as Adjusted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts		September 30, 2017		December 31, 2016
ASSETS				
Real estate owned:				
Real estate held for investment	$	**9,456,293**	$	9,271,847
Less: accumulated depreciation		**(3,235,851)**		(2,923,072)
Real estate held for investment, net		**6,220,442**		6,348,775
Real estate under development				
(net of accumulated depreciation of $1,737 and $0)		**532,580**		342,282
Real estate held for disposition				
(net of accumulated depreciation of $0 and $553)		**-**		1,071
Total real estate owned, net of accumulated depreciation		**6,753,022**		6,692,128
Cash and cash equivalents		**1,788**		2,112
Restricted cash		**20,413**		19,994
Notes receivable, net		**18,594**		19,790
Investment in and advances to unconsolidated joint ventures, net		**839,864**		827,025
Other assets		**127,024**		118,535
Total assets	$	**7,760,705**	$	7,679,584
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	**804,977**	$	1,130,858
Unsecured debt		**2,874,034**		2,270,620
Real estate taxes payable		**35,337**		17,388
Accrued interest payable		**30,192**		29,257
Security deposits and prepaid rent		**32,619**		34,238
Distributions payable		**91,454**		86,936
Accounts payable, accrued expenses, and other liabilities		**96,009**		103,835
Total liabilities		**3,964,622**		3,673,132
Redeemable noncontrolling interests in the OP and DownREIT Partnership		**943,182**		909,482
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,780,994 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,796,903 shares at December 31, 2016)		**46,200**		46,457
16,025,255 shares of Series F outstanding (16,196,889 shares				
at December 31, 2016)		**1**		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
267,599,391 shares issued and outstanding (267,259,469 shares at December 31, 2016)		**2,676**		2,673
Additional paid-in capital		**4,643,803**		4,635,413
Distributions in excess of net income		**(1,843,490)**		(1,585,825)
Accumulated other comprehensive income/(loss), net		**(4,167)**		(5,609)
Total stockholders' equity		**2,845,023**		3,093,110
Noncontrolling interests		**7,878**		3,860
Total equity		**2,852,901**		3,096,970
Total liabilities and equity	$	**7,760,705**	$	7,679,584

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2017	December 31, 2016
Common shares	267,084,130	266,613,508
Restricted shares	515,261	645,961
Total common stock	267,599,391	267,259,469
Stock options, LTIP Units and restricted stock equivalents	1,520,124	1,372,102
Operating and DownREIT Partnership units	23,049,317	23,179,309
Preferred OP units	1,751,671	1,751,671
Convertible preferred Series E stock [2]	3,010,843	3,028,068
Total common stock and equivalents	296,931,346	296,590,619

Weighted Average Number of Shares Outstanding	3Q 2017	3Q 2016
Weighted average number of common shares and OP/DownREIT units outstanding - basic	291,878,372	291,468,908
Weighted average number of OP/DownREIT units outstanding	(24,822,635)	(25,168,159)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	267,055,737	266,300,749
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,899,883	296,501,275
Weighted average number of OP/DownREIT units outstanding	(24,822,635)	(25,168,159)
Weighted average number of Series E preferred shares outstanding	(3,015,524)	(3,028,068)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	269,061,724	268,305,048

	Year-to-Date 2017	Year-to-Date 2016
Weighted average number of common shares and OP/DownREIT units outstanding - basic	291,822,444	290,196,206
Weighted average number of OP/DownREIT units outstanding	(24,882,380)	(25,183,117)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	266,940,064	265,013,089
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	296,757,284	295,136,346
Weighted average number of OP/DownREIT units outstanding	(24,882,380)	(25,183,117)
Weighted average number of Series E preferred shares outstanding	(3,023,841)	(3,028,068)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	268,851,063	266,925,161

(1) See Attachment 16 for definitions and other terms.

(2) At September 30, 2017 and December 31, 2016 there were 2,780,994 and 2,796,903 shares of the Series E were outstanding, respectively, which is equivalent to 3,010,843 and 3,028,068, shares of common stock if converted (after adjusting for the special dividend paid in 2008).



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [8]
Secured	Fixed	$ 674,360	18.3%	4.39%	4.2
	Floating	123,733 [2]	3.3%	1.87%	4.4
	Combined	798,093	21.6%	4.00%	4.2
Unsecured	Fixed	2,530,644 [3]	68.6%	3.72%	5.5
	Floating	360,717	9.8%	1.59%	0.5
	Combined	2,891,361	78.4%	3.45%	4.9
Total Debt	Fixed	3,205,004	86.9%	3.86%	5.3
	Floating	484,450	13.1%	1.67%	1.5
	Combined	$ 3,689,454	100.0%	3.57%	4.8
	Total Non-Cash Adjustments [5]	(10,443)			
	Total per Balance Sheet	$ 3,679,011		3.65%	

Debt Maturities, In thousands [9]

	Secured Debt [6]	Unsecured Debt [6]	Revolving Credit Facilities & Comm. Paper [4] [7] [8]	Balance	% of Total	Weighted Average Interest Rate
2017	$ 1,133	$ -	$ 285,000	$ 286,133	7.7%	1.46%
2018	33,670	300,000	-	333,670	9.0%	4.12%
2019	317,095	-	40,717	357,812	9.7%	4.29%
2020	198,076	300,000	-	498,076	13.5%	3.87%
2021	1,117	350,000	-	351,117	9.5%	2.01%
2022	1,157	400,000	-	401,157	10.9%	4.62%
2023	41,245	-	-	41,245	1.1%	3.47%
2024	-	315,644	-	315,644	8.6%	3.99%
2025	127,600	300,000	-	427,600	11.6%	4.26%
2026	50,000	300,000	-	350,000	9.5%	2.99%
Thereafter	27,000	300,000	-	327,000	8.9%	3.34%
	798,093	2,565,644	325,717	3,689,454	100.0%	3.57%
Total Non-Cash Adjustments [5]	6,884	(17,327)	-	(10,443)		
Total per Balance Sheet	$ 804,977	$ 2,548,317	$ 325,717	$ 3,679,011		3.65%

(1) See Attachment 16 for definitions and other terms.

(2) Includes $114.1 million of debt with a weighted average interest cap of 6.78% on the underlying index.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average rate of 1.98%.

(4) There are no borrowings outstanding on our $1.1 billion line of credit at September 30, 2017. The facility has a maturity date of January 2020, plus two six-month extension options. The credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points and a facility fee of 15 basis points, which is not included in the interest rate above.

(5) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(6) Includes principal amortization, as applicable.

(7) There is $40.7 million outstanding on our $75.0 million working capital credit facility at September 30, 2017. The facility has a maturity date of January 2019. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 90 basis points.

(8) The 2017 maturity reflects the $285.0 million of principal outstanding on the Company's unsecured commercial paper program as of September 30, 2017. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 4.9 years without extensions and 5.0 years with extensions.

(9) As of September 30, 2017, UDR's debt maturities with and without extensions are the same.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended September 30, 2017
Net income/(loss)	$	17,570
Adjustments:		
Interest expense		30,095
Real estate depreciation and amortization		107,171
Real estate depreciation and amortization on unconsolidated joint ventures		14,710
Other depreciation and amortization		1,585
Income tax provision/(benefit), net		127
EBITDA	$	171,258
Net gain on the sale of unconsolidated depreciable property		(2,355)
Acquisition-related costs/(fees)		344
Casualty-related (recoveries)/charges, net		2,164
EBITDA - adjusted for non-recurring items	$	171,411
Annualized EBITDA - adjusted for non-recurring items	$	685,644
Interest expense		30,095
Capitalized interest expense		4,638
Total interest	$	34,733
Preferred dividends	$	926
Total debt	$	3,679,011
Cash		1,788
Net debt	$	3,677,223
Interest Coverage Ratio - adjusted for non-recurring items		**4.9x**
Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.8x**
Net Debt-to-EBITDA - adjusted for non-recurring items		**5.4x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]

	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	34.4%[2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	3.7x	Yes
Maximum Secured Debt Ratio	≤40.0%	13.1%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	342.7%	Yes

Senior Unsecured Note Covenants [3]

	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	33.5%[3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.1x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	7.3%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	294.3%	Yes

Securities Ratings

	Debt	Preferred	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Baa2	Stable	P-2
Standard & Poor's	BBB+	BBB-	Stable	A-2

Asset Summary	Number of Homes	3Q 2017 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	31,801	$ 144,824	82.9%	$ 8,310,731	83.2%
Encumbered assets	8,105	29,897	17.1%	1,679,879	16.8%
	39,906	$ 174,721	100.0%	$ 9,990,610	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated October 20, 2015.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2017	Quarter Ended June 30, 2017	Quarter Ended March 31, 2017	Quarter Ended December 31, 2016	Quarter Ended September 30, 2016
Revenues						
Same-Store Communities	36,540	$ 219,623	$ 217,987	$ 216,165	$ 213,234	$ 212,692
Stabilized, Non-Mature Communities	2,853	18,611	18,245	17,250	15,475	11,579
Acquired Communities	-	-	-	-	-	-
Redevelopment Communities	305	1,685	1,708	1,787	1,734	1,783
Development Communities	208	864	192	4	2	1
Non-Residential / Other [2]	-	7,481	6,526	6,065	6,590	7,150
Total	39,906	$ 248,264	$ 244,658	$ 241,271	$ 237,035	$ 233,205
Expenses						
Same-Store Communities		$ 63,964	$ 61,400	$ 61,411	$ 60,259	$ 61,548
Stabilized, Non-Mature Communities		5,442	5,219	5,008	4,732	3,604
Acquired Communities		-	-	-	-	-
Redevelopment Communities		739	726	721	665	713
Development Communities		870	473	157	172	113
Non-Residential / Other [2]		2,528	2,217	2,490	1,911	1,534
Total		$ 73,543	$ 70,035	$ 69,787	$ 67,739	$ 67,512
Net Operating Income						
Same-Store Communities		$ 155,659	$ 156,587	$ 154,754	$ 152,975	$ 151,144
Stabilized, Non-Mature Communities		13,169	13,026	12,242	10,743	7,975
Acquired Communities		-	-	-	-	-
Redevelopment Communities		946	982	1,066	1,069	1,070
Development Communities		(6)	(281)	(153)	(170)	(112)
Non-Residential / Other [2]		4,953	4,309	3,575	4,679	5,616
Total		$ 174,721	$ 174,623	$ 171,484	$ 169,296	$ 165,693
Operating Margin						
Same-Store Communities		70.9%	71.8%	71.6%	71.7%	71.1%
Weighted Average Physical Occupancy						
Same-Store Communities		96.7%	96.8%	96.7%	96.8%	96.7%
Stabilized, Non-Mature Communities		95.4%	95.1%	93.9%	93.3%	92.9%
Acquired Communities		-	-	-	-	-
Redevelopment Communities		94.4%	93.9%	94.7%	94.6%	95.6%
Development Communities		51.5%	47.6%	-	-	-
Other [3]		-	-	-	-	97.2%
Total		96.4%	96.6%	96.5%	96.5%	96.6%
Return on Invested Capital						
Same-Store Communities		7.4%	7.5%	7.4%	7.4%	7.3%
Sold and Held for Disposition Communities						
Revenues		$ -	$ -	$ -	$ 3,046	$ 7,050
Expenses		-	-	1	1,062	2,387
Net Operating Income/(Loss)		$ -	$ -	$ (1)	$ 1,984	$ 4,663
Total	39,906	$ 174,721	$ 174,623	$ 171,483	$ 171,280	$ 170,356

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 3Q 2017 SS Operating Expenses	3Q 2017	3Q 2016	% Change
Real estate taxes [2]	37.9%	$ 24,208	$ 22,005	10.0%
Personnel	24.5%	15,648	15,158	3.2%
Utilities	14.1%	9,045	9,243	-2.1%
Repair and maintenance	12.7%	8,145	8,277	-1.6%
Administrative and marketing	7.0%	4,468	4,455	0.3%
Insurance	3.8%	2,450	2,410	1.7%
Same-Store operating expenses [2]	100.0%	$ 63,964	$ 61,548	3.9%
Same-Store Homes	36,540			

Sequential Comparison	% of 3Q 2017 SS Operating Expenses	3Q 2017	2Q 2017	% Change
Real estate taxes [2]	37.9%	$ 24,208	$ 23,595	2.6%
Personnel	24.5%	15,648	14,876	5.2%
Utilities	14.1%	9,045	8,793	2.9%
Repair and maintenance	12.7%	8,145	7,789	4.6%
Administrative and marketing	7.0%	4,468	4,186	6.7%
Insurance	3.8%	2,450	2,161	13.4%
Same-Store operating expenses [2]	100.0%	$ 63,964	$ 61,400	4.2%
Same-Store Homes	36,540			

Year-to-Date Comparison	% of YTD 2017 SS Operating Expenses	YTD 2017	YTD 2016	% Change
Real estate taxes [2]	38.5%	$ 70,355	$ 65,291	7.8%
Personnel	24.1%	44,193	42,860	3.1%
Utilities	14.7%	26,878	26,750	0.5%
Repair and maintenance	12.4%	22,668	22,576	0.4%
Administrative and marketing	6.7%	12,338	12,051	2.4%
Insurance	3.6%	6,643	7,112	-6.6%
Same-Store operating expenses [2]	100.0%	$ 183,075	$ 176,640	3.6%
Same-Store Homes	35,689			

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year, sequential and year-to-date comparisons presented above include $366 thousand, $133 thousand and $832 thousand, respectively, of higher New York real estate taxes due to 421 exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2017
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
San Francisco, CA	2,558	193	-	2,751	602	3,353
Orange County, CA	3,367	1,447	208	5,022	381	5,403
Seattle, WA	2,014	823	-	2,837	224	3,061
Los Angeles, CA	1,225	-	-	1,225	341	1,566
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	756	-	-	756	571	1,327
Portland, OR	476	-	-	476	-	476
	11,961	**2,463**	**208**	**14,632**	**2,119**	**16,751**
Mid-Atlantic Region						
Metropolitan DC	8,402	-	-	8,402	874	9,276
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	-	-	720	379	1,099
	10,480	**-**	**-**	**10,480**	**1,253**	**11,733**
Northeast Region						
New York, NY	1,945	-	-	1,945	710	2,655
Boston, MA	1,548	-	-	1,548	1,302	2,850
Philadelphia, PA	-	-	-	-	290	290
	3,493	**-**	**-**	**3,493**	**2,302**	**5,795**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
Tampa, FL	2,287	-	-	2,287	-	2,287
Other Florida	636	-	-	636	-	636
	7,683	**-**	**-**	**7,683**	**-**	**7,683**
Southwest Region						
Dallas, TX	2,040	-	305	2,345	1,130	3,475
Austin, TX	883	390	-	1,273	259	1,532
Denver, CO	-	-	-	-	223	223
	2,923	**390**	**305**	**3,618**	**1,612**	**5,230**
Totals	**36,540**	**2,853**	**513**	**39,906**	**7,286**	**47,192**
Communities	**119**	**8**	**1**	**128**	**29**	**157**

Total Homes (incl. joint ventures) [4]	47,192

Homes in Development, Excluding Completed Homes [5]

Current Pipeline Wholly-Owned	893
Current Pipeline Joint Venture [6]	533
Current Pipeline Developer Capital Program - West Coast Development JV [6]	1,509
Total expected homes (including development)	**50,127**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5. Excludes development homes not yet completed.

(4) Represents joint venture operating homes at 100 percent. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) See Attachments 9, 12(A) and 12(B) for details of our development communities.

(6) Represents joint venture and Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 1,040 homes that are part of the Developer Capital Program - Other. See Attachments 9, 12(A) and 12(B) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2017
(Unaudited) [1]

Non-Mature Home Breakout - By Region (includes development homes that have been completed)

Community	Category	# of Homes	Same-Store Date [2]	Community	Category	# of Homes	Same-Store Date [2]
West Region				**Southwest Region**			
Orange County, CA				**Dallas, TX**			
Eight 80 Newport Beach	Stabilized, Non-Mature	1,447	1Q18	Thirty377	Redevelopment	305	2Q19
The Residences at Pacific City	Development	208 [3]	4Q19				
				Austin, TX			
San Francisco, CA				Residences at the Domain	Stabilized, Non-Mature	390	2Q18
Edgewater	Stabilized, Non-Mature	193	1Q18				
Seattle, WA							
Borgata Apartment Homes	Stabilized, Non-Mature	71	1Q18				
Ashton Bellevue	Stabilized, Non-Mature	202	1Q18				
Ten20	Stabilized, Non-Mature	129	1Q18				
Milehouse	Stabilized, Non-Mature	177	1Q18				
CityLine	Stabilized, Non-Mature	244	2Q18				
				Total		**3,366**	

Non-Mature Home Breakout - By Date (quarter indicates date of Same-Store inclusion)

Date & Community	Category	# of Homes	Region	Date & Community	Category	# of Homes	Region
1Q18				**2Q18**			
Borgata Apartment Homes	Stabilized, Non-Mature	71	West	CityLine	Stabilized, Non-Mature	244	West
Ashton Bellevue	Stabilized, Non-Mature	202	West	Residences at the Domain	Stabilized, Non-Mature	390	Southwest
Ten20	Stabilized, Non-Mature	129	West	**2Q19**			
Milehouse	Stabilized, Non-Mature	177	West	Thirty377	Redevelopment	305	Southwest
Eight 80 Newport Beach	Stabilized, Non-Mature	1,447	West	**4Q19**			
Edgewater	Stabilized, Non-Mature	193	West	The Residences at Pacific City	Development	208 [3]	West
				Total		**3,366**	

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Held for Disposition	Total
Non-Mature Homes at June 30, 2017		2,853	-	305	124	-	3,282
The Residences at Pacific City	Orange County, CA	-	-	-	84	-	84
Non-Mature Homes at September 30, 2017		**2,853**	**-**	**305**	**208**	**-**	**3,366**

(1) See Attachment 16 for definitions and other terms.
(2) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD Same-Store pool.
(3) 208 homes of 516 total homes have been delivered as of September 30, 2017 as described in Attachment 9.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2017
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] [5] | Total Homes (incl. JV at share) [5] |
		Stabilized [2]	Non-Stabilized [3] [4]			
West Region						
San Francisco, CA	$ 3,443	$ 4,086	$ -	$ 3,487	$ 4,666	$ 3,599
Orange County, CA	2,360	1,929	3,882	2,239	2,298	2,241
Seattle, WA	2,151	2,781	-	2,333	4,188	2,402
Los Angeles, CA	2,713	-	-	2,713	3,786	2,829
Monterey Peninsula, CA	1,672	-	-	1,672	-	1,672
Other Southern CA	1,855	-	-	1,855	3,139	2,212
Portland, OR	1,537	-	-	1,537	-	1,537
Mid-Atlantic Region						
Metropolitan DC	1,980	-	-	1,980	2,842	2,010
Richmond, VA	1,297	-	-	1,297	-	1,297
Baltimore, MD	1,694	-	-	1,694	1,800	1,716
Northeast Region						
New York, NY	4,348	-	-	4,348	4,699	4,400
Boston, MA	2,985	-	-	2,985	2,542	2,853
Philadelphia, PA	-	-	-	-	3,252	3,252
Southeast Region						
Orlando, FL	1,270	-	-	1,270	-	1,270
Nashville, TN	1,261	-	-	1,261	-	1,261
Tampa, FL	1,352	-	-	1,352	-	1,352
Other Florida	1,524	-	-	1,524	-	1,524
Southwest Region						
Dallas, TX	1,244	-	1,950	1,335	1,707	1,407
Austin, TX	1,371	1,610	-	1,443	4,070	1,684
Denver, CO	-	-	-	-	3,277	3,277
Weighted Average	$ 2,072	$ 2,279	$ 2,096	$ 2,087	$ 3,046	$ 2,163

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment, Non-Residential/Other and Sold and Held for Disposition Communities categories on Attachment 5.

(4) Development revenue per occupied home can be affected by the timing of home deliveries during a quarter and the effects of upfront rental rate concessions on cash-based calculations.

(5) Represents joint ventures at UDR's ownership interests. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
September 30, 2017
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

West:	43.1%
Mid-Atlantic:	22.0%
Northeast:	18.4%
Southeast:	10.6%
Southwest:	5.9%

Three Months Ended September 30, 2017

	Same-Store	Non Same-Store [2]	UDR's Share of JVs [2)(3]	Total
Net Operating Income	$ 155,659	$ 19,062	$ 20,465	$ 195,186
% of Net Operating Income	79.8%	9.7%	10.5%	100.0%

Three Months Ended September 30, 2017

	As a % of NOI			As a % of NOI	
Region	**Same-Store**	**Total**	**Region**	**Same-Store**	**Total**
West Region			**Northeast Region**		
San Francisco, CA	12.5%	12.0%	New York, NY	10.5%	10.9%
Orange County, CA	11.2%	12.6%	Boston, MA	6.3%	6.8%
Seattle, WA	5.8%	8.0%	Philadelphia, PA	0.0%	0.7%
Los Angeles, CA	4.4%	4.3%		**16.8%**	**18.4%**
Monterey Peninsula, CA	3.6%	2.9%			
Other Southern CA	1.9%	2.5%	**Southeast Region**		
Portland, OR	1.0%	0.8%	Orlando, FL	4.2%	3.3%
	40.4%	**43.1%**	Nashville, TN	4.1%	3.3%
			Tampa, FL	3.9%	3.1%
			Other Florida	1.1%	0.9%
Mid-Atlantic Region				**13.3%**	**10.6%**
Metropolitan DC	21.3%	18.4%	**Southwest Region**		
Richmond, VA	2.5%	2.0%	Dallas, TX	2.8%	3.5%
Baltimore, MD	1.6%	1.6%	Austin, TX	1.3%	2.0%
	25.4%	**22.0%**	Denver, CO	0.0%	0.4%
				4.1%	**5.9%**
			Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2017
(Unaudited) (1)

| | Total Same-Store Homes | % of Same-Store Portfolio Based on 3Q 2017 NOI | Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			3Q 17	3Q 16	Change	3Q 17	3Q 16	Change
West Region								
San Francisco, CA	2,558	12.5%	96.4%	96.2%	0.2%	$ 3,443	$ 3,365	2.3%
Orange County, CA	3,367	11.2%	96.1%	96.2%	-0.1%	2,360	2,260	4.4%
Seattle, WA	2,014	5.8%	96.6%	96.5%	0.1%	2,151	2,032	5.9%
Los Angeles, CA	1,225	4.4%	96.0%	96.3%	-0.3%	2,713	2,652	2.3%
Monterey Peninsula, CA	1,565	3.6%	96.7%	97.3%	-0.6%	1,672	1,534	9.0%
Other Southern CA	756	1.9%	96.4%	96.3%	0.1%	1,855	1,762	5.3%
Portland, OR	476	1.0%	97.3%	97.1%	0.2%	1,537	1,500	2.5%
	11,961	**40.4%**	**96.4%**	**96.4%**	**0.0%**	**2,437**	**2,340**	**4.2%**
Mid-Atlantic Region								
Metropolitan DC	8,402	21.3%	96.9%	96.6%	0.3%	1,980	1,942	2.0%
Richmond, VA	1,358	2.5%	97.7%	96.8%	0.9%	1,297	1,285	0.9%
Baltimore, MD	720	1.6%	96.8%	96.4%	0.4%	1,694	1,702	-0.5%
	10,480	**25.4%**	**97.0%**	**96.6%**	**0.4%**	**1,871**	**1,840**	**1.7%**
Northeast Region								
New York, NY	1,945	10.5%	97.7%	97.3%	0.4%	4,348	4,314	0.8%
Boston, MA	1,548	6.3%	96.5%	96.2%	0.3%	2,985	2,847	4.8%
	3,493	**16.8%**	**97.2%**	**96.8%**	**0.4%**	**3,748**	**3,668**	**2.2%**
Southeast Region								
Orlando, FL	2,500	4.2%	96.9%	97.1%	-0.2%	1,270	1,201	5.7%
Nashville, TN	2,260	4.1%	96.6%	97.8%	-1.2%	1,261	1,208	4.4%
Tampa, FL	2,287	3.9%	97.2%	96.9%	0.3%	1,352	1,301	3.9%
Other Florida	636	1.1%	96.1%	96.6%	-0.5%	1,524	1,488	2.4%
	7,683	**13.3%**	**96.8%**	**97.2%**	**-0.4%**	**1,313**	**1,256**	**4.5%**
Southwest Region								
Dallas, TX	2,040	2.8%	95.8%	96.9%	-1.1%	1,244	1,170	6.3%
Austin, TX	883	1.3%	97.0%	97.3%	-0.3%	1,371	1,363	0.6%
	2,923	**4.1%**	**96.2%**	**97.0%**	**-0.8%**	**1,283**	**1,228**	**4.4%**
Total/Weighted Avg.	**36,540**	**100.0%**	**96.7%**	**96.7%**	**0.0%**	**$ 2,072**	**$ 2,006**	**3.3%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
September 30, 2017
(Unaudited) [1]

| | Total Same-Store Homes | Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		3Q 17	3Q 16	Change	3Q 17	3Q 16	Change	3Q 17	3Q 16	Change
West Region										
San Francisco, CA	2,558	$ 25,468	$ 24,844	2.5%	$ 6,081	$ 5,305	14.6%	$ 19,387	$ 19,539	-0.8%
Orange County, CA	3,367	22,912	21,960	4.3%	5,481	4,962	10.5%	17,431	16,998	2.5%
Seattle, WA	2,014	12,554	11,850	5.9%	3,542	3,248	9.1%	9,012	8,602	4.8%
Los Angeles, CA	1,225	9,571	9,387	2.0%	2,696	2,600	3.7%	6,875	6,787	1.3%
Monterey Peninsula, CA	1,565	7,592	7,006	8.4%	1,941	1,781	8.9%	5,651	5,225	8.2%
Other Southern CA	756	4,055	3,848	5.4%	1,070	1,041	2.8%	2,985	2,807	6.4%
Portland, OR	476	2,135	2,080	2.7%	537	528	1.8%	1,598	1,552	3.0%
	11,961	84,287	80,975	4.1%	21,348	19,465	9.7%	62,939	61,510	2.3%
Mid-Atlantic Region										
Metropolitan DC	8,402	48,356	47,291	2.3%	15,189	15,635	-2.8%	33,167	31,656	4.8%
Richmond, VA	1,358	5,163	5,067	1.9%	1,301	1,285	1.3%	3,862	3,782	2.1%
Baltimore, MD	720	3,542	3,545	-0.1%	1,092	1,025	6.5%	2,450	2,520	-2.8%
	10,480	57,061	55,903	2.1%	17,582	17,945	-2.0%	39,479	37,958	4.0%
Northeast Region										
New York, NY	1,945	24,785	24,490	1.2%	8,486	7,500	13.1%	16,299	16,990	-4.1%
Boston, MA	1,548	13,377	12,721	5.2%	3,576	3,332	7.3%	9,801	9,389	4.4%
	3,493	38,162	37,211	2.6%	12,062	10,832	11.3%	26,100	26,379	-1.1%
Southeast Region										
Orlando, FL	2,500	9,233	8,743	5.6%	2,740	2,750	-0.3%	6,493	5,993	8.3%
Nashville, TN	2,260	8,256	8,013	3.0%	1,873	2,404	-22.1%	6,383	5,609	13.8%
Tampa, FL	2,287	9,014	8,651	4.2%	2,993	3,115	-3.9%	6,021	5,536	8.8%
Other Florida	636	2,794	2,743	1.9%	979	999	-2.1%	1,815	1,744	4.1%
	7,683	29,297	28,150	4.1%	8,585	9,268	-7.4%	20,712	18,882	9.7%
Southwest Region										
Dallas, TX	2,040	7,294	6,940	5.1%	2,915	2,573	13.3%	4,379	4,367	0.3%
Austin, TX	883	3,522	3,513	0.2%	1,472	1,465	0.5%	2,050	2,048	0.1%
	2,923	10,816	10,453	3.5%	4,387	4,038	8.6%	6,429	6,415	0.2%
Total	36,540	$ 219,623	$ 212,692	3.3%	$ 63,964	$ 61,548	3.9%	$ 155,659	$ 151,144	3.0%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		3Q 17	2Q 17	Change	3Q 17	2Q 17	Change
West Region							
San Francisco, CA	2,558	**96.4%**	96.8%	-0.4%	$ **3,443**	$ 3,401	1.2%
Orange County, CA	3,367	**96.1%**	95.7%	0.4%	**2,360**	2,341	0.8%
Seattle, WA	2,014	**96.6%**	96.6%	0.0%	**2,151**	2,113	1.8%
Los Angeles, CA	1,225	**96.0%**	95.1%	0.9%	**2,713**	2,716	-0.1%
Monterey Peninsula, CA	1,565	**96.7%**	97.6%	-0.9%	**1,672**	1,613	3.7%
Other Southern CA	756	**96.4%**	96.2%	0.2%	**1,855**	1,826	1.6%
Portland, OR	476	**97.3%**	97.7%	-0.4%	**1,537**	1,529	0.5%
	11,961	**96.4%**	**96.4%**	**0.0%**	**2,437**	**2,406**	**1.3%**
Mid-Atlantic Region							
Metropolitan DC	8,402	**96.9%**	97.0%	-0.1%	**1,980**	1,986	-0.3%
Richmond, VA	1,358	**97.7%**	97.9%	-0.2%	**1,297**	1,284	1.0%
Baltimore, MD	720	**96.8%**	97.3%	-0.5%	**1,694**	1,679	0.9%
	10,480	**97.0%**	**97.1%**	**-0.1%**	**1,871**	**1,873**	**-0.1%**
Northeast Region							
New York, NY	1,945	**97.7%**	97.3%	0.4%	**4,348**	4,328	0.5%
Boston, MA	1,548	**96.5%**	96.4%	0.1%	**2,985**	2,939	1.6%
	3,493	**97.2%**	**96.9%**	**0.3%**	**3,748**	**3,716**	**0.9%**
Southeast Region							
Orlando, FL	2,500	**96.9%**	96.9%	0.0%	**1,270**	1,254	1.3%
Nashville, TN	2,260	**96.6%**	96.9%	-0.3%	**1,261**	1,254	0.6%
Tampa, FL	2,287	**97.2%**	97.1%	0.1%	**1,352**	1,349	0.2%
Other Florida	636	**96.1%**	96.8%	-0.7%	**1,524**	1,521	0.2%
	7,683	**96.8%**	**97.0%**	**-0.2%**	**1,313**	**1,304**	**0.6%**
Southwest Region							
Dallas, TX	2,040	**95.8%**	96.5%	-0.7%	**1,244**	1,215	2.4%
Austin, TX	883	**97.0%**	97.2%	-0.2%	**1,371**	1,363	0.6%
	2,923	**96.2%**	**96.7%**	**-0.5%**	**1,283**	**1,260**	**1.8%**
Total/Weighted Avg.	**36,540**	**96.7%**	**96.8%**	**-0.1%**	$ **2,072**	$ 2,056	**0.8%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 17	2Q 17	Change	3Q 17	2Q 17	Change	3Q 17	2Q 17	Change
West Region										
San Francisco, CA	2,558	$ 25,468	$ 25,264	0.8%	$ 6,081	$ 5,966	1.9%	$ 19,387	$ 19,298	0.5%
Orange County, CA	3,367	22,912	22,629	1.3%	5,481	5,344	2.6%	17,431	17,285	0.8%
Seattle, WA	2,014	12,554	12,331	1.8%	3,542	3,404	4.0%	9,012	8,927	1.0%
Los Angeles, CA	1,225	9,571	9,491	0.8%	2,696	2,526	6.7%	6,875	6,965	-1.3%
Monterey Peninsula, CA	1,565	7,592	7,389	2.7%	1,941	1,778	9.2%	5,651	5,611	0.7%
Other Southern CA	756	4,055	3,985	1.8%	1,070	1,018	5.1%	2,985	2,967	0.6%
Portland, OR	476	2,135	2,133	0.1%	537	528	1.8%	1,598	1,605	-0.5%
	11,961	84,287	83,222	1.3%	21,348	20,564	3.8%	62,939	62,658	0.5%
Mid-Atlantic Region										
Metropolitan DC	8,402	48,356	48,551	-0.4%	15,189	14,785	2.7%	33,167	33,766	-1.8%
Richmond, VA	1,358	5,163	5,120	0.8%	1,301	1,228	6.0%	3,862	3,892	-0.8%
Baltimore, MD	720	3,542	3,528	0.4%	1,092	1,080	1.1%	2,450	2,448	0.1%
	10,480	57,061	57,199	-0.2%	17,582	17,093	2.9%	39,479	40,106	-1.6%
Northeast Region										
New York, NY	1,945	24,785	24,574	0.9%	8,486	7,238	17.2%	16,299	17,336	-6.0%
Boston, MA	1,548	13,377	13,158	1.7%	3,576	3,343	7.0%	9,801	9,815	-0.1%
	3,493	38,162	37,732	1.1%	12,062	10,581	14.0%	26,100	27,151	-3.9%
Southeast Region										
Orlando, FL	2,500	9,233	9,115	1.3%	2,740	2,634	4.0%	6,493	6,481	0.2%
Nashville, TN	2,260	8,256	8,236	0.2%	1,873	2,476	-24.3%	6,383	5,760	10.8%
Tampa, FL	2,287	9,014	8,989	0.3%	2,993	2,989	0.1%	6,021	6,000	0.3%
Other Florida	636	2,794	2,809	-0.5%	979	991	-1.2%	1,815	1,818	-0.1%
	7,683	29,297	29,149	0.5%	8,585	9,090	-5.6%	20,712	20,059	3.3%
Southwest Region										
Dallas, TX	2,040	7,294	7,176	1.6%	2,915	2,518	15.8%	4,379	4,658	-6.0%
Austin, TX	883	3,522	3,509	0.4%	1,472	1,554	-5.3%	2,050	1,955	4.8%
	2,923	10,816	10,685	1.2%	4,387	4,072	7.7%	6,429	6,613	-2.8%
Total	36,540	$ 219,623	$ 217,987	0.8%	$ 63,964	$ 61,400	4.2%	$ 155,659	$ 156,587	-0.6%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2017
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2017 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 17	YTD 16	Change	YTD 17	YTD 16	Change
West Region								
San Francisco, CA	2,558	12.7%	96.8%	96.1%	0.7%	$ 3,405	$ 3,348	1.7%
Orange County, CA	3,367	11.4%	95.8%	96.0%	-0.2%	2,342	2,232	4.9%
Seattle, WA	2,014	5.8%	96.7%	96.5%	0.2%	2,111	1,987	6.2%
Los Angeles, CA	1,225	4.5%	95.6%	95.2%	0.4%	2,701	2,624	2.9%
Monterey Peninsula, CA	1,565	3.6%	96.9%	96.8%	0.1%	1,622	1,492	8.7%
Other Southern CA	756	1.9%	95.9%	95.7%	0.2%	1,824	1,724	5.8%
Portland, OR	476	1.1%	97.2%	97.3%	-0.1%	1,532	1,463	4.7%
	11,961	**41.0%**	**96.4%**	**96.2%**	**0.2%**	**2,408**	**2,308**	**4.3%**
Mid-Atlantic Region								
Metropolitan DC	7,551	19.7%	97.0%	96.4%	0.6%	1,988	1,940	2.5%
Richmond, VA	1,358	2.6%	97.7%	96.7%	1.0%	1,285	1,268	1.3%
Baltimore, MD	720	1.6%	96.7%	96.7%	0.0%	1,690	1,687	0.2%
	9,629	**23.9%**	**97.1%**	**96.4%**	**0.7%**	**1,866**	**1,828**	**2.1%**
Northeast Region								
New York, NY	1,945	11.1%	97.7%	97.2%	0.5%	4,336	4,254	1.9%
Boston, MA	1,548	6.5%	96.3%	96.2%	0.1%	2,956	2,838	4.2%
	3,493	**17.6%**	**97.1%**	**96.7%**	**0.4%**	**3,729**	**3,634**	**2.6%**
Southeast Region								
Orlando, FL	2,500	4.2%	96.9%	96.8%	0.1%	1,251	1,180	6.0%
Nashville, TN	2,260	3.9%	96.9%	97.6%	-0.7%	1,251	1,187	5.4%
Tampa, FL	2,287	3.9%	97.0%	96.7%	0.3%	1,342	1,284	4.5%
Other Florida	636	1.2%	96.5%	96.1%	0.4%	1,513	1,487	1.7%
	7,683	**13.2%**	**96.9%**	**96.9%**	**0.0%**	**1,300**	**1,238**	**5.0%**
Southwest Region								
Dallas, TX	2,040	3.0%	96.5%	96.9%	-0.4%	1,221	1,150	6.2%
Austin, TX	883	1.3%	97.1%	96.8%	0.3%	1,366	1,345	1.6%
	2,923	**4.3%**	**96.7%**	**96.9%**	**-0.2%**	**1,265**	**1,209**	**4.6%**
Total/Weighted Avg.	**35,689**	**100.0%**	**96.8%**	**96.5%**	**0.3%**	**$ 2,059**	**$ 1,987**	**3.6%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2017
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 17	YTD 16	Change	YTD 17	YTD 16	Change	YTD 17	YTD 16	Change
West Region										
San Francisco, CA	2,558	$ 75,872	$ 74,061	2.4%	$ 17,902	$ 17,521	2.2%	$ 57,970	$ 56,540	2.5%
Orange County, CA	3,367	67,981	64,932	4.7%	16,084	14,827	8.5%	51,897	50,105	3.6%
Seattle, WA	2,014	36,997	34,748	6.5%	10,304	9,562	7.8%	26,693	25,186	6.0%
Los Angeles, CA	1,225	28,463	27,543	3.3%	7,775	7,717	0.7%	20,688	19,826	4.3%
Monterey Peninsula, CA	1,565	22,138	20,339	8.8%	5,506	5,282	4.3%	16,632	15,057	10.5%
Other Southern CA	756	11,899	11,225	6.0%	3,085	3,057	0.9%	8,814	8,168	7.9%
Portland, OR	476	6,380	6,100	4.6%	1,581	1,509	4.8%	4,799	4,591	4.5%
	11,961	**249,730**	**238,948**	**4.5%**	**62,237**	**59,475**	**4.6%**	**187,493**	**179,473**	**4.5%**
Mid-Atlantic Region										
Metropolitan DC	7,551	131,075	127,102	3.1%	41,082	41,525	-1.1%	89,993	85,577	5.2%
Richmond, VA	1,358	15,347	14,986	2.4%	3,761	3,952	-4.9%	11,586	11,034	5.0%
Baltimore, MD	720	10,588	10,573	0.1%	3,202	3,034	5.6%	7,386	7,539	-2.0%
	9,629	**157,010**	**152,661**	**2.8%**	**48,045**	**48,511**	**-1.0%**	**108,965**	**104,150**	**4.6%**
Northeast Region										
New York, NY	1,945	74,161	72,389	2.4%	23,360	20,997	11.3%	50,801	51,392	-1.2%
Boston, MA	1,548	39,653	38,031	4.3%	10,303	9,702	6.2%	29,350	28,329	3.6%
	3,493	**113,814**	**110,420**	**3.1%**	**33,663**	**30,699**	**9.7%**	**80,151**	**79,721**	**0.5%**
Southeast Region										
Orlando, FL	2,500	27,284	25,693	6.2%	8,029	7,849	2.3%	19,255	17,844	7.9%
Nashville, TN	2,260	24,662	23,565	4.7%	6,892	6,821	1.0%	17,770	16,744	6.1%
Tampa, FL	2,287	26,802	25,552	4.9%	8,835	8,702	1.5%	17,967	16,850	6.6%
Other Florida	636	8,355	8,179	2.2%	2,915	2,858	2.0%	5,440	5,321	2.2%
	7,683	**87,103**	**82,989**	**5.0%**	**26,671**	**26,230**	**1.7%**	**60,432**	**56,759**	**6.5%**
Southwest Region										
Dallas, TX	2,040	21,637	20,472	5.7%	7,936	7,389	7.4%	13,701	13,083	4.7%
Austin, TX	883	10,544	10,343	1.9%	4,523	4,336	4.3%	6,021	6,007	0.2%
	2,923	**32,181**	**30,815**	**4.4%**	**12,459**	**11,725**	**6.3%**	**19,722**	**19,090**	**3.3%**
Total	**35,689**	**$ 639,838**	**$ 615,833**	**3.9%**	**$ 183,075**	**$ 176,640**	**3.6%**	**$ 456,763**	**$ 439,193**	**4.0%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
September 30, 2017
(Unaudited) (1)

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover (2)(3)			
	3Q 2017	3Q 2017	3Q 2017	3Q 2017	3Q 2016	YTD 2017	YTD 2016
West Region							
San Francisco, CA	2.3%	1.1%	3.7%	**66.4%**	69.9%	**56.6%**	61.0%
Orange County, CA	2.7%	1.7%	4.2%	**67.9%**	64.0%	**58.3%**	58.3%
Seattle, WA	4.7%	3.0%	6.7%	**68.0%**	65.4%	**58.5%**	56.6%
Los Angeles, CA	2.2%	1.2%	3.4%	**60.9%**	58.0%	**51.2%**	57.2%
Monterey Peninsula, CA	7.8%	7.1%	8.3%	**60.1%**	61.6%	**50.9%**	56.0%
Other Southern CA	4.0%	2.4%	5.5%	**69.8%**	70.3%	**60.1%**	58.7%
Portland, OR	2.7%	0.6%	4.6%	**54.2%**	69.2%	**51.7%**	62.4%
Mid-Atlantic Region							
Metropolitan DC	1.7%	-1.4%	4.8%	**60.1%**	60.6%	**48.5%**	48.3%
Richmond, VA	3.9%	3.0%	4.8%	**54.6%**	65.7%	**50.9%**	55.1%
Baltimore, MD	1.1%	-1.1%	4.0%	**70.5%**	77.1%	**62.4%**	60.4%
Northeast Region							
New York, NY	1.3%	-0.7%	3.1%	**65.7%**	59.2%	**43.2%**	42.8%
Boston, MA	4.7%	3.6%	5.8%	**61.8%**	63.3%	**52.0%**	50.2%
Southeast Region							
Orlando, FL	5.9%	5.4%	6.5%	**64.0%**	66.3%	**53.5%**	55.9%
Nashville, TN	2.4%	1.0%	4.0%	**59.0%**	62.0%	**55.2%**	54.9%
Tampa, FL	5.0%	4.5%	5.5%	**60.5%**	70.1%	**55.7%**	58.9%
Other Florida	5.3%	2.5%	7.8%	**48.7%**	51.2%	**39.7%**	45.4%
Southwest Region							
Dallas, TX	2.6%	0.6%	5.0%	**70.0%**	68.5%	**58.1%**	58.5%
Austin, TX	1.7%	-1.5%	4.8%	**52.1%**	62.0%	**46.8%**	53.6%
Total/Weighted Avg.	**2.9%**	**1.1%**	**4.8%**	**62.6%**	**64.0%**	**52.8%**	**54.1%**
3Q 2016 Weighted Avg. Lease Rate Growth (3)	**4.1%**	**2.7%**	**5.6%**				
3Q 2017 Percentage of Total Repriced Homes		**51.9%**	**48.1%**				

(1) See Attachment 16 for definitions and other terms.
(2) 3Q17 same-store home count: 36,540. YTD 2017 same-store home count: 35,689.
(3) 3Q16 same-store home count: 32,472. YTD 2016 same-store home count: 32,310.



Attachment 9

UDR, Inc.
Development Summary
September 30, 2017
(Dollars in Thousands)
(Unaudited) (1) (2)

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction												
The Residences at Pacific City	Huntington Beach, CA	516	208	$ 311,931	$ 350,000	$ 678	$ -	2Q15	2Q17	1Q18	31.8%	23.6%
345 Harrison Street	Boston, MA	585	-	222,386	366,500	626 (3)	-	1Q16	3Q18	1Q19	-	-
Total Under Construction		**1,101**	**208**	**$ 534,317**	**$ 716,500**	**$ 651**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,101**	**208**	**$ 534,317**	**$ 716,500**	**$ 651**	**$ -**					

Net Operating Income From Wholly-Owned Projects

	3Q 17
Projects Under Construction	$ (6)
Completed, Non-Stabilized	-
Total	**$ (6)**

UDR's Capitalized Interest

	3Q 17
	$ 3,629

Unconsolidated Joint Ventures and Partnerships (7)

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date (8)	Budgeted Cost	Project Debt (9)	Schedule Start	Schedule Initial Occ.	Schedule Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction												
Crescent Heights	Los Angeles, CA	50%	150	-	$ 92,965	$ 129,000 (6)	$ 12,673	2Q16	3Q18	3Q18	-	-
Vitruvian West	Addison, TX	50%	383	-	28,519	59,000	2,382	4Q16	2Q18	4Q18	-	-
Total Under Construction			**533**	**-**	**$ 121,484**	**$ 188,000**	**$ 15,055**					
Completed Projects, Non-Stabilized												
3033 Wilshire	Los Angeles, CA	50%	190	190	$ 107,408	$ 108,000 (4)	$ 58,477	4Q14	4Q16	4Q16	87.4%	84.7%
Residences on Jamboree	Irvine, CA	50%	381	381	122,431	124,250	66,520	3Q14	4Q16	1Q17	97.9%	96.9%
Verve Mountain View	Mountain View, CA	50%	155	155	93,901	97,500 (5)	50,839	1Q15	2Q17	2Q17	97.4%	97.4%
Total Completed, Non-Stabilized			**726**	**726**	**$ 323,740**	**$ 329,750**	**$ 175,836**					
Total - Unconsolidated Joint Ventures and Partnerships			**1,259**	**726**	**$ 445,224**	**$ 517,750**	**$ 190,891**					

UDR's Share of Net Operating Income From Unconsolidated Joint Venture Projects

	3Q 17
Projects Under Construction	$ (3)
Completed, Non-Stabilized	1,515
Total	**$ 1,512**

UDR's Capitalized Interest

	3Q 17
	$ 482

Projected Weighted Average Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) The development summary above includes all communities under development that UDR wholly owns or owns an interest in through an unconsolidated joint venture.
(3) Includes 35,200 square feet of retail space.
(4) Includes 5,500 square feet of retail space.
(5) Includes 4,500 square feet of retail space.
(6) Includes 6,000 square feet of retail space.
(7) Unconsolidated developments are presented at 100%.
(8) Cost to Date includes land using the fair value established at joint venture formation versus historical cost and excludes UDR outside basis differences.
(9) Debt balances are presented net of deferred financing costs.



Attachment 10

UDR, Inc.
Redevelopment Summary
September 30, 2017
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Acq.	Start	Compl.	Same-Store [3]	Percentage Leased	Occupied
Projects in Redevelopment													
Thirty377 [4]	Dallas, TX	305	56	41	$ 8,006	$ 9,500	$ 31	3Q06	3Q16	1Q18	2Q19	96.4%	95.7%
Total		**305**	**56**	**41**	**$ 8,006**	**$ 9,500**	**$ 31**						

UDR's Capitalized Interest

3Q 17
$ 2

Projected Weighted Average Return on Incremental Capital Invested: 7.0% to 9.0%

---

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) Redevelopment project consists of interior home improvements and renovation of building exteriors, corridors, and common area amenities.



Attachment 11

UDR, Inc.
Land Summary
September 30, 2017
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis		UDR's Share Cost Basis		Status Update [2]		
							Entitlements	Design Development	Hold for Future Development
Wholly-Owned									
7 Harcourt [3]	Boston, MA	100%	$	7,222	$	7,222	Complete	In Process	
Vitruvian Park®	Addison, TX	100%		13,616		13,616	Complete		In Process
Dublin Land	Dublin, CA	100%		11,076		11,076	In Process	In Process	
Total			$	31,914	$	31,914			

Unconsolidated Joint Ventures and Partnerships			Real Estate Cost Basis		UDR's Share Cost Basis				
UDR/MetLife Land - 5 parcels	Addison, TX	50%	$	45,216	$	22,608	Complete	In Process	In Process
Total			$	45,216	$	22,608			

| **Total** | | | $ | 77,130 | $ | 54,522 | | | |

UDR's Capitalized Interest

3Q 17	
$	525

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

   <u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

   <u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.

(3) Land is adjacent to UDR's Garrison Square community.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
September 30, 2017
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics

Joint Venture and Partnerships	Property Type	# of Comm. / Parcels	# of Homes [4]	Own. Interest	Physical Occupancy 3Q 17	Total Rev. per Occ. Home 3Q 17 [1]	Net Operating Income UDR's Share 3Q 17	Net Operating Income UDR's Share YTD 17	Net Operating Income Total YTD 17 [2]
UDR / MetLife									
Operating communities	Various	22	5,453	50%	95.8%	$ 2,940	$ 15,912	$ 47,982	$ 95,870
Non-Mature	High-rise	1	447	51%	94.7%	4,843	1,982	5,532	10,847
Development communities	Various	5	726	50%	84.1%	2,921	1,512	2,029	4,052
Land parcels		5	-	50%	-	-	(11)	(29)	(60)
UDR / KFH	High-rise	3	660	30%	96.5%	2,676	1,070	3,242	10,808
Total/Weighted Average		**36**	**7,286**		**94.6%**	**$ 3,046**	**$ 20,465**	**$ 58,756**	**$ 121,517**

Balance Sheet Characteristics and Returns

Joint Venture and Partnerships	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities	Returns [5] ROIC	Returns [5] ROE
UDR / MetLife							
Operating communities	$ 2,273,458	$ 1,305,007	$ 331,973	4.32%	2019-2025		
Non-Mature	318,595	196,126	59,288	3.74%	2027		
Development communities	463,682	190,891	128,838	3.68%	2018-2020		
Land parcels	45,216	-	37,484	N/A	N/A		
UDR / KFH	286,375	165,772	9,930	3.26%	2025-2026		
Total/Weighted Average	**$ 3,387,326**	**$ 1,857,796**	**$ 567,513**	**4.10%**		**5.9%**	**7.9%**

Same-Store Unconsolidated Joint Venture Growth

Joint Venture	Same-Store Joint Venture Communities [3]	3Q 17 vs. 3Q 16 Growth Revenue	3Q 17 vs. 3Q 16 Growth Expense	3Q 17 vs. 3Q 16 Growth NOI		3Q 17 vs. 2Q 17 Growth Revenue	3Q 17 vs. 2Q 17 Growth Expense	3Q 17 vs. 2Q 17 Growth NOI
UDR / MetLife	22	0.5%	-0.5%	1.0%		0.6%	7.1%	-2.2%
UDR / KFH	3	1.8%	8.1%	-0.7%		0.9%	7.1%	-1.5%
Total/Average	**25**	**0.6%**	**0.3%**	**0.8%**		**0.7%**	**7.1%**	**-2.2%**

				NOI				NOI
Same-Store JV Results at UDR's Ownership Interest				**0.9%**				**-2.2%**

Joint Venture	Same-Store Joint Venture Communities [3]	YTD 17 vs. YTD 16 Growth Revenue	YTD 17 vs. YTD 16 Growth Expense	YTD 17 vs. YTD 16 Growth NOI
UDR / MetLife	21	1.1%	-0.6%	1.9%
UDR / KFH	3	2.0%	3.2%	1.5%
Total/Average	**24**	**1.2%**	**-0.2%**	**1.8%**

				NOI
Same-Store JV Results at UDR's Ownership Interest				**1.8%**

---

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended September 30, 2017.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs.
(4) Includes homes completed for the period ended September 30, 2017.
(5) Excludes non-stabilized developments and land.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
September 30, 2017
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Schedule: Start	Schedule: Compl.	Schedule: Stabilization	Percentage: Leased	Percentage: Occupied
Projects Under Construction												
Parallel	Anaheim, CA	49%	386	-	$ 114,660	$ 26,529	$ 15,508	4Q14	1Q18	4Q18	-	-
CityLine II	Seattle, WA	49%	155	-	58,250	15,484	3,978	3Q16	1Q18	4Q18	-	-
Amberglen	Hillsboro, OR	49%	276	-	68,400	16,121	3,684	4Q16	3Q18	1Q19	-	-
Total			**817**	**-**	**$ 241,310**	**$ 58,134**	**$ 23,170**					
Completed Projects, Non-Stabilized												
OLiVE DTLA [5]	Los Angeles, CA	47%	293	293	$ 129,360	$ 33,698	$ 26,807	2Q14	4Q16	4Q17	91.1%	87.4%
Total			**293**	**293**	**$ 129,360**	**$ 33,698**	**$ 26,807**					
Completed Projects, Stabilized												
Katella Grand I [6]	Anaheim, CA	49%	399	399	$ 137,935	$ 34,268	$ 31,821	4Q13	2Q16	4Q16	93.7%	92.2%
Total			**399**	**399**	**$ 137,935**	**$ 34,268**	**$ 31,821**					
Total - West Coast Development JV			**1,509**	**692**	**$ 508,605**	**$ 126,100**	**$ 81,798**					

Economics For Projects Under Construction and Completed Projects, Non-Stabilized

	UDR's Equity Investment [7]	Preferred Return	3Q 2017 at UDR's Share: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [8]
West Coast Development JV	$ 101,371	6.5%	$ 1,545	$ -	$ (91)	$ 1,454

Economics For Completed Projects, Stabilized

	UDR's Equity Investment [7]	Total Rev. per Occ. Home 3Q 2017 [1]	3Q 2017 at UDR's Share [3]: Preferred Return	Net Operating Income	Interest and Other Expense	Income from Preferred Equity Investment [8]
West Coast Development JV	$ 37,177	$ 2,380	$ 69	$ 1,252	$ (550)	$ 771
Total - West Coast Development JV			**$ 1,614**	**$ 1,252**	**$ (641)**	**$ 2,225**

Developer Capital Program - Other

Community	Location	# of Homes	UDR Investment: Commitment [12]	UDR Investment: Balance [12]	Return Rate	Years to Maturity	Income from Investment 3Q 2017	Upside Participation	Investment Type
The Portals [9]	Washington, DC	373	$ 38,559	$ 17,048	11.0%	3.7	$ 330	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	9,115	11.0%	4.8	226	-	Preferred Equity
Steele Creek [10]	Denver, CO	218	93,458	93,983	6.5%	0.1	1,567	50%	Participating Loan
1200 Broadway [11]	Nashville, TN	313	55,558	12,894	8.0%	5.0	65	Variable	Preferred Equity
Total - Developer Capital Program - Other		**1,040**	**$ 212,220**	**$ 133,040**	**8.2%**	**2.6**	**$ 2,188**		

Total Developer Capital Program - UDR Initial Investment Cost/UDR Investment Balance, Including Accrued Return **$ 273,043**

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investment is reflected as investment in and advances to unconsolidated joint ventures on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities on the Consolidated Statements of Operations in accordance with GAAP.
(3) On the West Coast Development JV communities, UDR receives a 6.5% preferred return on our equity investment cost until stabilization. Our partner assumes all economics until stabilization. Upon stabilization, economics will be shared between UDR and our partner. A community is considered stabilized when it reaches 80% occupancy for ninety consecutive days. UDR has the option to purchase each community at a fixed price one year after completion. In 3Q17, the West Coast Development JV sold 8th & Republican to an unaffiliated third-party. See Attachment 13 for additional details. UDR's economics for Completed Projects, Stabilized above includes $253 thousand of NOI and $192 thousand of interest and other expense related to 8th & Republican for the quarter.
(4) Debt balances are presented net of deferred financing costs.
(5) A small ownership interest in OLiVE DTLA is held by an additional co-investor.
(6) Subsequent to quarter end, the West Coast Development JV entered into a contract for the sale of Katella Grand I to an unaffiliated third-party for $148.0 million.
(7) UDR's equity investment of $138.5 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $126.1 million.
(8) Excludes depreciation expense.
(9) In May 2017, UDR entered into a new joint venture with an unaffiliated third-party, and the joint venture made a $71.0 million mezzanine loan commitment to a third-party developer of a 373 apartment home community.
(10) On October 5, 2017, Steele Creek was acquired 100% by UDR.
(11) In September 2017, UDR entered into a new joint venture with an unaffiliated third-party. UDR earns an 8.0% return rate and receives a variable percentage of the value created from the project upon a capital or liquidating event.
(12) Investment commitment represents loan principal or equity and therefore excludes accrued return. Investment balance includes accrued return prior to the period end.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
September 30, 2017
(Dollars in Thousands)
(Unaudited) (1)

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-17	CityLine (3)	Seattle, WA	49%	100%	$ 86,500	$ -	244	$ 355
					$ 86,500	**$ -**	**244**	**$ 355**

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Going-in Valuation	Debt (2)	# of Homes	Price per Home
Developer Capital Program - West Coast Development JV								
Mar-17	CityLine II	Seattle, WA	0%	49%	$ 58,250	$ 26,650 (4)	155	$ 376
Jun-17	Amberglen	Hillsboro, OR	0%	49%	68,400	35,500 (4)	276	248
					$ 126,650	**$ 62,150**	**431**	**$ 294**

Developer Capital Program - Other					UDR Investment Commitment	Return Rate	# of Homes	Years to Maturity
May-17	The Portals	Washington, DC	N/A	N/A	$ 38,559	11.0%	373	4.0
Jun-17	1532 Harrison	San Francisco, CA	N/A	N/A	24,645	11.0%	136	5.0
Sep-17	1200 Broadway	Nashville, TN	N/A	N/A	55,558	8.0%	313	5.0
					$ 118,762	**9.6%**	**822**	**4.7**

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price (2)	Debt (2)	# of Homes	Price per Home
Dispositions - Wholly-Owned Land								
Feb-17	Hanover Village (5)	Mechanicsville, VA	100%	0%	$ 3,500	$ -	-	$ -
					$ 3,500	**$ -**	**-**	**$ -**
Dispositions - Developer Capital Program - West Coast Development JV								
Aug-17	8th & Republican (6)	Seattle, WA	48%	0%	$ 101,250	$ 45,066	211	$ 480
					$ 101,250	**$ 45,066**	**211**	**$ 480**

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on consolidation of approximately $12.2 million during the nine months ended September 30, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1. Total fair value is approximately $98.7 million.
(4) Debt represents maximum debt of the joint venture at 100% upon completion of construction. See Attachment 12(B) for additional details.
(5) UDR recorded a gain on sale of approximately $2.1 million during the nine months ended September 30, 2017, which is included in gain/(loss) on sale of real estate owned, net of tax in Attachment 1.
(6) UDR recorded a gain on sale of approximately $2.4 million during the three months ended September 30, 2017, which is included in income/(loss) from unconsolidated entities in Attachment 1.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
September 30, 2017
(In thousands, except cost per home)
(Unaudited) [1]

Category (Capitalized)	Estimated Useful Life (yrs.)	Three Months Ended September 30, 2017	Cost per Home	Capex as a % of NOI	Nine Months Ended September 30, 2017	Cost per Home	Capex as a % of NOI
Capital Expenditures for Consolidated Homes [2]							
Average number of homes [3]		39,698			39,698		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 4,953	$ 125		$ 11,495	$ 290	
Building exteriors	5 - 20	2,918	74		6,675	168	
Landscaping and grounds	10	1,325	33		3,668	92	
Total asset preservation		9,196	232		21,838	550	
Turnover related	5	3,453	87		8,284	209	
Total Recurring Cap Ex		**12,649**	**319**	**7%**	**30,122**	**759**	**6%**
Revenue Enhancing Cap Ex [4]							
Kitchen & Bath		4,943	125		12,343	311	
Revenue Enhancing		7,963	201		23,381	589	
Total Revenue Enhancing Cap Ex	5 - 20	**12,906**	**325**		**35,724**	**900**	
Total Recurring and Revenue Enhancing Cap Ex		$ **25,555**	$ **644**		$ **65,846**	$ **1,659**	
One-Time Infrastructure Cap Ex	5 - 35	$ 125	$ -		$ 739	$ -	

Category (Expensed)	Three Months Ended September 30, 2017	Cost per Home	Nine Months Ended September 30, 2017	Cost per Home
Repair and Maintenance for Consolidated Homes				
Average number of homes [3]	39,698		39,698	
Contract services	$ **5,078**	$ **128**	$ **14,631**	$ **369**
Turnover related expenses	**1,298**	**33**	**3,334**	**84**
Other Repair and Maintenance				
Building interiors	1,755	44	5,078	128
Building exteriors	461	12	1,381	35
Landscaping and grounds	195	5	642	16
Total	$ **8,787**	$ **221**	$ **25,066**	$ **631**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.

(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.

(4) Revenue enhancing capital expenditures were incurred at specific apartment communities in conjunction with UDR's overall capital expenditure plan.



Attachment 15

UDR, Inc.
Full-Year 2017 Guidance
September 30, 2017
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2017	Full-Year 2017	Prior Guidance
Income/(loss) per weighted average common share, diluted	$0.11 to $0.13	$0.29 to $0.31	$0.31 to $0.36
FFO per common share and unit, diluted	$0.46 to $0.48	$1.83 to $1.85	$1.83 to $1.87
FFO as Adjusted per common share and unit, diluted	$0.47 to $0.49	$1.86 to $1.88	$1.84 to $1.88
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.42 to $0.44	$1.71 to $1.73	$1.69 to $1.73
Annualized dividend per share and unit		$1.24	$1.24

Same-Store Guidance	Full-Year 2017	Prior Guidance
Revenue growth	3.50% - 3.90%	3.25% - 4.00%
Expense growth	3.10% - 3.60%	2.50% - 3.50%
NOI growth	3.60% - 4.20%	3.50% - 4.25%
Physical occupancy	96.7%	96.7%
Same-Store homes	35,689	35,689

Sources of Funds ($ in millions)	Full-Year 2017	Prior Guidance
AFFO in Excess of Dividends	$144 to $150	$139 to $151
Sales Proceeds and Debt and Equity Issuances	$400 to $500	$600 to $800
Construction Loan Proceeds	$40 to $60	$50 to $75

Uses of Funds ($ in millions)	Full-Year 2017	Prior Guidance
Debt maturities inclusive of principal amortization (weighted average interest rate of 3.25%)[2]	$327	$327
Development and redevelopment spending and land acquisitions	$350 to $400	$350 to $425
Developer Capital Program	$80 to $100	$50 to $100
Acquisitions	$98	$66 to $200
Revenue enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45	$40 to $50

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2017	Prior Guidance
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($119) to ($122)	($119) to ($122)
Capitalized interest [3]	$17 to $20	$16 to $20
General and administrative	($46) to ($49)	($46) to ($49)
Tax (provision)/benefit for TRS	($1) to ($2)	($1) to ($2)
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$60 to $64	$55 to $62
Non-recurring items:		
Disposition related gains/(losses) and non-recurring fees included in FFO	$1.6	$1.6
Average stabilized homes	39,500	39,500
Recurring capital expenditures per home	$1,150	$1,150

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



Attachment 16(A)

UDR, Inc.
Definitions and Reconciliations
September 30, 2017
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.

Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Fixed Charge Coverage Ratio - adjusted for non-recurring items as Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Funds from Operations as Adjusted attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of acquisition-related costs and other non-comparable items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains or losses on sales of non-depreciable property and marketable securities, deferred tax valuation allowance increases and decreases, casualty-related expenses and recoveries, severance costs and legal costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate or of investments in non-consolidated investees that are driven by measurable decreases in the fair value of depreciable real estate held by the investee, gains or losses from sales of depreciable property, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
September 30, 2017
(Unaudited)

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Interest Coverage Ratio - adjusted for non-recurring items as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly-owned and joint venture communities, other depreciation and amortization, income tax provision/(benefit), net and the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly-owned and joint venture communities divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2017	YTD 2017
Income/(loss) from unconsolidated entities	$ 1,819	$ 11,591
Management fee	1,169	3,448
Interest expense	9,850	28,487
Depreciation	14,710	42,974
General and administrative	147	424
West Coast Development JV Preferred Return - Attachment 12(B)	(1,614)	(4,557)
Developer Capital Program - Other	(2,188)	(5,289)
Other (income)/expense (includes 717 Olympic casualty (gain)/expense)	179	(405)
(Gain)/loss on sales	(2,355)	(14,513)
Total Joint Venture NOI at UDR's Ownership Interest	$ 21,717	$ 62,160

JV Return on Equity ("ROE"): The Company defines JV ROE as its share of property NOI plus property and asset management fee revenue less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers JV ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

JV Return on Invested Capital ("ROIC"): The Company defines JV ROIC as its share of property NOI plus property and asset management fee revenue, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers JV ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Net Debt-to-EBITDA - adjusted for non-recurring items: The Company defines Net Debt-to-EBITDA - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by EBITDA - adjusted for non-recurring items. EBITDA is defined as net income/(loss), excluding the impact of consolidated interest expense, real estate depreciation and amortization of wholly owned and joint venture communities, other depreciation and amortization and income tax provision/(benefit), net. EBITDA - adjusted for non-recurring items is defined as EBITDA excluding the impact of other non-recurring items including, but not limited to, net gain/(loss) on the sale of real estate owned and casualty-related expenses and recoveries of wholly owned and joint venture communities.

Management considers Net Debt-to-EBITDA - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and EBITDA - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.75% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2017	2Q 2017	1Q 2017	4Q 2016	3Q 2016
Net income/(loss) attributable to UDR, Inc.	$ 16,190	$ 10,157	$ 25,967	$ 237,617	$ 26,956
Property management	6,827	6,728	6,635	6,603	6,607
Other operating expenses	1,950	2,369	1,691	2,369	1,636
Real estate depreciation and amortization	107,171	108,450	105,032	102,537	105,802
Interest expense	30,095	33,866	30,539	29,295	31,954
Casualty-related (recoveries)/charges, net	2,056	1,191	502	(1,102)	205
General and administrative	12,467	11,434	13,075	13,256	11,826
Tax (benefit)/provision, net	127	366	332	(3,063)	94
(Income)/loss from unconsolidated entities	(1,819)	1,426	(11,198)	(35,945)	(15,285)
Interest income and other (income)/expense, net	(481)	(515)	(427)	(481)	(478)
Joint venture management and other fees	(2,827)	(3,321)	(2,570)	(2,927)	(2,997)
Other depreciation and amortization	1,585	1,567	1,608	1,458	1,526
(Gain)/loss on sale of real estate owned, net of tax	-	-	(2,132)	(200,466)	-
Net income/(loss) attributable to noncontrolling interests	1,380	905	2,429	22,129	2,510
Total consolidated NOI	$ 174,721	$ 174,623	$ 171,483	$ 171,280	$ 170,356



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
September 30, 2017
(Unaudited)

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Return on Equity ("ROE"): The Company defines ROE as a referenced quarter's NOI less interest expense, annualized, divided by the average of beginning and ending equity capital for the quarter.

Management considers ROE a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on a leveraged basis.

Return on Invested Capital ("ROIC"): The Company defines ROIC as a referenced quarter's NOI, annualized, divided by the average of beginning and ending invested capital for the quarter.

Management considers ROIC a useful metric for investors as it provides a widely used measure of how well the Company is investing its capital on an unleveraged basis.

Revenue Enhancing Capital Expenditures ("Cap Ex"): The Company defines Revenue Enhancing Capital Expenditures as expenditures that result in increased income generation over time.

Management considers Revenue Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows, projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Development as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on development, land entitlement and short-term hold investments. TRS gains on sales, net of taxes, is defined as net sales proceeds less a tax provision and the gross investment basis of the asset before accumulated depreciation.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
September 30, 2017
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2017 and fourth quarter of 2017 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2017		
	Low		High
Forecasted net income per diluted share	$	0.29	$	0.31
Conversion from GAAP share count		(0.02)		(0.02)
Net gain on the sale of depreciable real estate owned		(0.10)		(0.10)
Depreciation		1.63		1.63
Noncontrolling interests		0.02		0.02
Preferred dividends		0.01		0.01
Forecasted FFO per diluted share and unit	**$**	**1.83**	**$**	**1.85**
Disposition-related FFO		(0.01)		(0.01)
Acquisition-related and other costs		0.01		0.01
Cost associated with debt extinguishment		0.02		0.02
Casualty-related (recoveries)/charges		0.01		0.01
Forecasted FFO as Adjusted per diluted share and unit	**$**	**1.86**	**$**	**1.88**
Recurring capital expenditures		(0.15)		(0.15)
Forecasted AFFO per diluted share and unit	**$**	**1.71**	**$**	**1.73**

	4Q 2017		
	Low		High
Forecasted net income per diluted share	$	0.11	$	0.13
Conversion from GAAP share count		(0.01)		(0.01)
Net gain on the sale of depreciable real estate owned		(0.05)		(0.05)
Depreciation		0.41		0.41
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	**$**	**0.46**	**$**	**0.48**
Disposition-related FFO		-		-
Acquisition-related and other costs		0.01		0.01
Cost associated with debt extinguishment		-		-
Casualty-related (recoveries)/charges		-		-
Forecasted FFO as Adjusted per diluted share and unit	**$**	**0.47**	**$**	**0.49**
Recurring capital expenditures		(0.05)		(0.05)
Forecasted AFFO per diluted share and unit	**$**	**0.42**	**$**	**0.44**

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